Vibe Ventures Inc.
Suite 1707-C, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, China
Tel. 861380882282
Fax. 862083332588

January 20, 2011


United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn : Barbara C. Jacobs
Assistant Director

Re:	Vibe Ventures Inc.
Registration Statement on Form S-1/A-5
Filed May 25, 2010
File No. 333-164081

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission on June 10, 2010. Below are comments regarding the issues raised in the comment letter:


General
1.	The management discussion section was included in our original filing; however, was not present in our table of contents. I have included this section into our table of contents.

2.	Financial statements have been updated to the most recent quarter.

Facing Sheet
3.	I have checked the appropriate box to disclose that our offering is on a continuous basis.



Risks
4.	I have added additional disclosure regarding the status of our systems development and marketing initiatives particularly in the ``Business`` section.


Revenue
5.	Ms. Ma is currently working as the Chief Web Designer at Minghui
IT Group. I have corrected the section `Background of Our Sole Officer and Director` to accurately reflect Ms. Ma s working status at Minghui. Additionally, I have included the amount of time Ms. Ma will be committed to the business once it is fully operational under the `Revenue` section.



Background of Our Sole Officer and Director
6.	I have listed Ms. Ma s business experience while being employed at Minghui for ten years.

Financial Statement
7.	I have made changes to the notes that reference to the financial statements.

Accounting Basis
8.	I have corrected the fiscal year end from December to October.

Financial January 31, 2010
9.	I have revised the notes and statements to indicate that the interim statements are unaudited.

Exhibits
10.	 We have now included The Opinion of the Law Firm,an Updated Letter of
Consent, Articles of Incorporation, Bylaws and Subscription Agreement.

11.	We have included an updated consent.





Signatures
12.	I have included the role of Principal Executive Officer besides Ms.
Ma s signature.







Sincerely

-S-

Hong Mei Ma